UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Annual meeting of shareholders

On August 9, 2021, the Company issued its notice of annual meeting and form of proxy for its annual meeting to be held in Gurugram, India on September 8, 2021. The Company has also published its consolidated and separate financial statements for the fiscal year ended March 31, 2021 audited by KPMG (Mauritius) for purposes of compliance with Mauritius statutory requirements. Copies of the press release containing details of the Company’s annual meeting and the Company’s notice of annual meeting, form of proxy, consolidated financial statements for the fiscal year ended March 31, 2021 and the separate financial statements for the fiscal year ended March 31, 2021 are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively.

Recent Developments Relating to Our Investments

On August 9, 2021, we completed the sale of our entire equity investment in the securities of an unlisted entity (classified under “Other investments” in our statement of financial position), for a total cash consideration of $38.5 million and recorded a gain on sale of $33.1 million, net of transaction related costs, which will be reflected in our financial results for the six months ending September 30, 2021.

Exhibit

99.1	Press release, dated August 9, 2021.

99.2	Notice of annual meeting to shareholders, dated August 9, 2021.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2021.

99.5	Separate financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: August 9, 2021

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Director and Group Executive Chairman

EXHIBIT INDEX

99.1	Press release, dated August 9, 2021.

99.2	Notice of annual meeting to shareholders, dated August 9, 2021.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2021.

99.5	Separate financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2021.